UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 8-A/A
                                 AMENDMENT NO. 1


                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934



                                  NOVELL, INC.
             (Exact name of registrant as specified in its charter)


            DELAWARE                                   87-0393339
  (State of incorporation or organization) (I.R.S. Employer Identification No.)


                               122 East 1700 South
                                Provo, Utah 84606
              (Address and Zip Code of Principal Executive Offices)


Securities to be registered pursuant to Section 12(b) of the Act:

  Title of each class                         Name of each exchange on which
  to be so registered                         each class is to be registered

         None.                                                None.


Securities to be registered pursuant to Section 12(g) of the Act:

                         Preferred Share Purchase Rights
                                (Title of class)

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ITEM 1.           DESCRIPTION OF REGISTRANTS SECURITIES TO BE REGISTERED

                  Each preferred share purchase right (a "Right") entitles the registered holder to purchase from the Registrant one one-thousandth (0.001) of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the "Preferred Shares"), of the Registrant at a price of $120.00 per one one-thousandth of a Preferred Share (the "Purchase Price") effective September 20, 1999, subject to further adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of December 7, 1988, as amended and restated effective September 20, 1999 (the "Rights Agreement") between the Registrant and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent").

                  The Rights approved by the Registrant's Board of Directors (the "Board") are designed to protect and maximize the value of the outstanding equity interests in the Registrant in the event of an unsolicited attempt by an acquiror to take over the Registrant, in a manner or on terms not approved by the Board. Takeover attempts frequently include coercive tactics to deprive the a company's board of directors and its stockholders of any real opportunity to determine the destiny of the company. The Rights have been declared by the Board in order to deter such tactics, including a gradual accumulation in the open market of a 15% or greater position to be followed by a merger or a partial or two-tier tender offer that does not treat all stockholders equally. These tactics can operate to unfairly pressure stockholders, force them out of their investment, and deprive them of the full value of their shares.

                  The Rights are not intended to prevent a takeover of the Registrant and they will not do so. The Rights may be redeemed by the Registrant at $0.01 per Right at any time within 10 days (or on such later date as may be determined by the Board) following a public announcement that a person or group of affiliated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the Registrant's outstanding common stock, $0.01 par value (the "Common Shares").

                  However, the Rights may have the effect of rendering more difficult or discouraging an acquisition of the Registrant deemed undesirable by the Board. The Rights may cause substantial dilution to an Acquiring Person that attempts to acquire the Registrant on terms or in a manner not approved of by the Board, except pursuant to an offer conditioned upon the negation, purchase, or redemption of the Rights. As a result, while the Rights may provide the Board with leverage to obtain a higher price from a potential acquiror, they may also prevent or deter offers not approved by the Board, and therefore deprive stockholders, without providing them with the opportunity to vote thereon, of the benefits of offers which may be at a higher price than the current market price of the Common Shares. In addition, assuming that an active trading market in the Rights themselves does not develop, stockholders with lesser financial means might not be able to take full economic advantage of the Rights.

                  The issuance of the Rights has and will not, in any way weaken the financial strength of the Registrant or interfere with its business plans. Further, the issuance of the Rights themselves has had and will continue to have no dilutive effect, has and will not affect reported earnings per share, should not be taxable to the Registrant or to its stockholders, and has and will not change the way in which the Registrant's shares are presently traded. The Board believes the Rights represent a sound an reasonable means of addressing the complex issues of corporate policy created by the current takeover environment.

                  Until the earlier to occur of (i) 10 days following a public announcement that an Acquiring Person has acquired beneficial ownership of 15% or more of the Common Shares, or (ii) 10 business days (or such later date as may be determined by action of the Board prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of December 19, 1996 (the "Record Date"), by such Common Share certificate.

                  The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, outstanding as of the Record Date, even without such notation, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the Close of Business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

                  The Rights are not exercisable until the Distribution Date. The Rights will expire on November 21, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Registrant, in each case as described below.

                  The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

                  The number of outstanding Rights and the number of units of a Preferred Shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

                  Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to minimum preferential liquidation payment equal to the greater of (1) $1,000 per share and (2) 1,000 times the per share amount to be distributed to the holders of the Common Shares. Each Preferred Share will have 1,000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary anti-dilution provisions.

                  Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred Share initially purchasable upon exercise of each Right should approximate the value of one Common Share.

                  In the event that an Acquiring Person becomes the beneficial owner of 15% or more of the Common Shares, proper provision shall be made so that each holder of a Right (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares (or cash, other securities or property) having a market value of two times the Purchase Price of the Right.

                  If, after an Acquiring Person obtains 15% or more of the Common Shares, (a) the Registrant merges into another entity, (b) an acquiring entity merges into the Registrant, or (c) the Registrant sells more than 50% of the Registrant's earning power, then each Right (other than Rights owned by an Acquiring Person or its affiliates) will entitle the holder thereof to purchase, for the Purchase Price, a number of shares of the Acquiring Person engaging in the transaction having a then current market value of twice the Purchase Price.

                  At any time after the acquisition by a Acquiring Person of beneficial ownership of 15% or more of the outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board may exchange the Rights (other than Rights owned by such Acquiring Person or its affiliates, which have become void), in whole or in part, for Common Shares at an exchange ratio of one Common Share (or a fraction of a Preferred Share having equivalent market value) per Right (subject to adjustment).

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Registrant, be evidenced by depositary receipts) and, in lieu thereof an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

                  At any time within ten (10) days after an Acquiring Person acquires beneficial ownership of 15% or more of the outstanding Common Shares (and, under certain circumstances, thereafter), the Board may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the rights may be made effective at such time on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights are also redeemable under other circumstances as specified in the Rights Agreement.

                  The terms of the Rights may be amended by the Board without the consent of the holders of the Rights, subject to certain conditions from and after the Distribution Date, and except that from and after such time as any person becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

                  Until a Right is exercised,  the holder thereof as such,  will
have  no  rights  as  a  stockholder  of  the  Registrant,   including,  without
limitation, the right to vote or to receive dividends.

                  The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Registrant on terms not approved by the Board. The Rights should not interfere in any merger or other business combination approved by the Board since the Rights may be redeemed by the Registrant at the Redemption Price prior to the time that a person or group becomes an Acquiring Person.

                  The Rights Agreement, as amended and restated effective August 15, 1996, is attached hereto as an exhibit. The foregoing description of the Rights and the Rights Agreement is qualified in its entirety by reference to such exhibit. All capitalized terms not defined herein shall have the meanings ascribed to them in the Rights Agreement, as amended.

ITEM 2.           EXHIBITS

                  1. Preferred Shares Rights Agreement, dated as of December 7, 1988, as amended and restated effective September 20, 1999, by and between the Registrant and ChaseMellon Shareholder Services, L.L.C., a New Jersey limited liability company, including the Certificate of Designation, the form of Rights Certificate, and the Summary of Rights attached thereto as Exhibits A, B, and C.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                  NOVELL, INC.



Date:  December 13, 1999.                    /S/  DAVID R. BRADFORD
                                             David R. Bradford
                                             Sr. Vice President, General Counsel
                                             and Corporate Secretary

                                  EXHIBIT INDEX


   EXHIBIT
     NO.                                   EXHIBIT
---------------    -------------------------------------------------------------

      1 Preferred Shares Rights Agreement, dated as of December 7, 1988, as amended and restated effective September 20, 1999, by and between the Registrant and ChaseMellon Shareholder Services, L.L.C., a New Jersey limited liability company, including the Certificate of Designation, the form of Rights Certificate, and the Summary of Rights attached thereto as Exhibits A, B, and C.